Exhibit 12

MAKO SURGICAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED

STOCK DIVIDEND AND ACCRETION REQUIREMENTS

(in thousands)	Six Months Ended June 30,	Years Ended December 31,
Earnings (loss):	2010	2009	2008	2007	2006	2005
Pretax loss from continuing operations	$(19,885)	$(34,023)	$(37,082)	$(20,658)	$(10,617)	$(5,147)
Fixed charges	21	63	119	372	245	13
Adjusted loss	(19,864)	(33,960)	(36,963)	(20,286)	(10,372)	(5,134)

Fixed charges:
Interest	—	1	2	7	7	—
Net amortization of debt discount and premium and issuance expense	—	—	45	305	211	—
Interest portion of rental expense	21	62	72	60	27	13
Total fixed charges	21	63	119	372	245	13

Deficiency of earnings available to fixed charges	(19,885)	(34,023)	(37,082)	(20,658)	(10,617)	(5,147)

Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A	N/A

Preferred stock dividend and accretion requirements	—	—	565	3,660	1,876	1,141
Total fixed charges and preferred stock dividend and accretion requirements	21	63	684	4,032	2,121	1,154
Deficiency of earnings available to combined fixed charges and preferred stock dividend and accretion requirements	$(19,885)	$(34,023)	$(37,647)	$(24,318)	$(12,493)	$(6,288)

Ratio of earnings to combined fixed charges and preferred stock dividend and accretion requirements (1)	N/A	N/A	N/A	N/A	N/A	N/A

(1)	In each of the periods presented, earnings were insufficient to cover the fixed charges or combined fixed charges and preferred stock dividend and accretion requirements.